Filed by Coca-Cola West Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: Coca-Cola West Co., Ltd. (File Number: 132-______) and Coca-Cola East Japan Co., Ltd.
(File Number: 132-______)
Dated April 26, 2016

April 26, 2016
To all:
Company	Coca-Cola West Co., Ltd.
Representative	Representative Director and President	Tamio Yoshimatsu
(TSE/FSE Code 2579 )
Inquiries	Director, Senior Corporate Officer Gen. Manager, Planning & Finance Division	Yasunori Koga
(Tel. 092-641-8774)

Company	Coca-Cola East Japan Co., Ltd.
Representative	Representative Director and CEO	Calin Dragan
(TSE Code 2580)
Inquiries	Director and Senior Manager of Corporate Administration	Naruhiko Kawamoto
(Tel. 03-5575-3749)

Announcement of Memorandum of Understanding Regarding Business Integration
Between Coca-Cola West Co., Ltd. and Coca-Cola East Japan Co., Ltd.

This is to notify that Coca-Cola West Co., Ltd. (head office: Fukuoka City, Fukuoka Prefecture; hereinafter referred to as “CCW”) and Coca-Cola East Japan Co., Ltd. (head office: Minato-ku, Tokyo; hereinafter referred to as “CCEJ”) agree herewith to proceed with discussions/review of a business integration (hereinafter referred to as “the business integration”) and have entered into a non-binding Memorandum of Understanding between the two parties based on the resolution in the respective Board of Directors meeting held today.

The Coca-Cola Company also expressed its support to proceed with discussions/review of the business integration and has joined the Memorandum of Understanding between CCW and CCEJ (hereinafter referred to as “the two parties”.)

1.	Background and Objective etc. of the Business Integration

In the Japanese soft drinks industry, the requirements of customers and consumers have continued to evolve, with a challenging business environment driven by fierce competition among the industry players.  In this environment, the two parties have been reinforcing ties as entities belonging to the Coca-Cola system in Japan, and have agreed to proceed with discussions/review toward business integration in the spirit of equal partnership.

Through this integration, the combined entity would be better positioned to drive future growth in the soft drinks industry, react to changes in the market environment, respond to customer and consumer needs, and accelerate market competition.  Also, the combined entity would build competitive advantage through the integration and accelerate the transformation of the Coca-Cola system in Japan.  The two parties expect to maximize the enterprise value of the combined entity and establish one of the leading Coca-Cola bottlers in the world by improving its supply chain for efficient manufacturing and logistics operation, and integrating and evolving its systems and processes across the combined entity.

CCW was established in 1960 as Nichibei Inryo Co., Ltd. as a Coca-Cola bottler based mainly in the northern Kyushu area and went on to integrate with five other bottlers beginning in 1999; it currently serves 22 prefectures across the regions of Kinki, Chugoku, Shikoku, and Kyushu, representing a population of approximately 45 million.  CCW’s sales volumes represent approximately 35% of total Coca-Cola branded products sold in Japan.

CCEJ was established in July 2013, through a business integration of four Coca-Cola bottlers in the Kanto and Tokai regions, including the former Tokyo Coca-Cola Bottling Company, the first Coca-Cola bottler in Japan, founded in 1956. In April 2015, Sendai Coca-Cola Bottling Co., Ltd. became a wholly-owned subsidiary of CCEJ, expanding its sales territories to the South Tohoku, Kanto, and Tokai regions, including Tokyo and 15 prefectures, and representing a population of approximately 66 million. CCEJ’s sales volumes represent approximately 51% of total Coca-Cola branded products sold in Japan.

 The execution of the business integration is contingent upon the following: both parties signing definitive agreements regarding the business integration; required approval being obtained from the shareholders’ meeting of the two parties; required permits, licenses, and other approvals being obtained from authorities concerned with regard to the business integration.

2.	Form of Business Integration and Approach, Integration Ratio, Business Structure Following the Integration, Timeline, etc.

The form of business integration and approach, integration ratio, name of the integrated company, location of headquarters, representatives, board compositions, organization, timeline, etc. shall be determined by the conclusion of the definitive agreements through discussions/review by both parties in accordance with the establishment of an Integration Preparation Committee as well as in consideration of the results of the due diligence to be conducted hereafter.

3.	Future Prospect

If further disclosure concerning this matter shall be required, we will disclose accordingy.

4.	Outline of the Two Companies

(1) Outline of the two companies (as of the end of Dec. 2015)
Trade Name	Coca-Cola West Co., Ltd.		Coca-Cola East Japan Co., Ltd.
Location	7-9-66 Hakozaki, Higashi-ku, Fukuoka City, Fukuoka Prefecture		6-1-20 Akasaka, Minato-ku, Tokyo
Representative Title/Name	Representative Director & President Tamio Yoshimatsu		Representative Director, President & CEO Calin Dragan
Description of Business	Production and sale of beverages/foods		Production and sale of beverages
Capital	15,231MM yen		6,499MM yen
Foundation	Dec. 20, 1960		June 29, 2001
Shares Issued	111,125,714 shares		127,680,144 shares
Accounting Term	Dec. 31		Dec. 31
No. of Employees	(non-consolidated) 1,620 persons		(non-consolidated) 4,204 persons
	Ricoh Co., Ltd.	15.37％	European Refreshments	16.13％
Major Shareholders	The New Technology Development Foundation	4.76％	Coca-Cola (Japan) Company Limited	13.05％
and Shareholding Ratio	Satsuma Shuzo Co., Ltd.	4.23％	Sensyusha Co., Ltd.	4.26％
	MCA Holdings CO., LTD.	3.97％	Toyo Seikan Group Holdings, Ltd.	4.01％
	Coca-Cola Holdings West Japan, Inc.	3.67％	State Street Bank and Trust Company	3.94％
Relationships between the concerned parties
Capital relationship	None
Personal relationship	None
Business relationship	Sale/purchase transactions between CCW and CCEJ
Related party relationship	None

(2) (Consolidated) Business Performance of the last 3 years
	Coca-Cola West Co., Ltd.			Coca-Cola East Japan Co., Ltd.
Accounting Term	FY2013	FY2014	FY2015	FY2013	FY2014	FY2015
Net Asset	257,936	254,150	260,878	216,191	213,754	230,945
Total Asset	374,418	337,260	378,105	314,490	342,672	371,771
Net Assets per Share (yen)	2,359.82	2,325.19	2,386.81	1,785.92	1,764.07	1,817.67
Net Sales Revenue	431,711	424,406	440,476	372,792	523,299	563,162
Operating Income	15,927	11,008	14,262	7,581	9,356	10,791
Ordinary Profit	16,606	10,609	13,723	7,732	9,606	10,411
Profit attributable to owners of the parent	13,625	4,482	9,970	11,582	3,434	5,354
Net Income per Share (yen)	128.15	41.07	91.35	139.70	28.37	42.70
Dividend per Share (yen)	41	41	41	32	32	32
			(Unit: MM yen. Excl. those under special notation.) EOD

CCW and/or CCEJ may be required to submit a Form F-4 registration statement with the U.S. Securities and Exchange Commission (SEC) in connection with the Business Integration.  After the Form F-4 is submitted and becomes effective, the prospectus submitted as part of the Form F-4 is expected to be sent to the U.S. shareholders of either or both entities, prior to the General Shareholders’ Meetings at which shareholders will have the opportunity to approve the Business Integration.  If Form F-4 is required to be filed, the Form F-4 and prospectus will contain important information about CCW, CCEJ, such Business Integration and related matters.  U.S. shareholders are urged to carefully read the Form F-4, the prospectus and other documents prior to exercising their voting rights with respect to the Business Integration at the General Shareholders’ Meeting.  All documentation submitted to SEC with respect to the Business Integration will be disclosed free of charge on the SEC’s website (www.sec.gov). In addition, upon request, the documents will be provided to shareholders free of charge.